1934 Act Registration No. 1-14696

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2006

China Mobile (Hong Kong) Limited

(Translation of registrant’s name into English)

60/F The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement, dated April 21, 2006

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE (HONG KONG) LIMITED

Date: April 21, 2006	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 941)

ANNOUNCEMENT

The unaudited financial data of the Group for the first quarter of 2006 reflected:

•	Operating revenue reached RMB65.015 billion, up by 18.5% over the same period last year

•	EBITDA of RMB35.784 billion, up by 20.8% over the same period last year

•	Profit attributable to shareholders of RMB14.355 billion, up by 27.6% over the same period last year

In accordance with the Company’s disclosure policy and to further enhance the transparency of the Group and timely provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group, the board of directors (the “Board”) of China Mobile (Hong Kong) Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first quarter of 2006.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data (Note)

	For the period from 1 January 2006 to 31 March 2006	For the period from 1 January 2005 to 31 March 2005	Increase
Operating Revenue (RMB)	65.015 billion	54.859 billion	18.5%
EBITDA (RMB)	35.784 billion	29.624 billion	20.8%
EBITDA margin	55.0%	54.0%
Profit Attributable to Shareholders (RMB)	14.355 billion	11.246 billion	27.6%
Margin of Profit Attributable to Shareholders	22.1%	20.5%

Operational Data (Note)

	As at 31 March 2006/For the period from 1 January 2006 to 31 March 2006	As at 31 December 2005/For the period from 1 October 2005 to 31 December 2005
Number of Subscribers	260.64 million	246.65 million
Net increase in subscribers for the relevant reporting period	12.63 million	11.78 million
Average Revenue per User per Month (ARPU) during the relevant reporting period (RMB/User/Month)	86	92
Total Usage for the relevant reporting period (Minutes)	269.98 billion	252.29 billion
Average Usage per User per Month (MOU) during the relevant reporting period (Minutes/User/Month)	359	346
Average Revenue per Minute of Usage during the relevant reporting period (RMB)	0.241	0.265
Number of Users of Mobile Data Services	227.20 million	206.68 million
Short Message Services Usage Volume for the relevant reporting period (Messages)	81.6 billion	71.1 billion
Network Capacity (Users)	318 million	302 million
Network Utilization Rate	82.0%	81.6%
Number of Employees	102,077	99,104
Labour Productivity (Subscribers/Employee)	2,553	2,489

Note: The above unaudited financial data is prepared in accordance with the generally accepted accounting principles in Hong Kong. The financial data and operational data of the Group for the first quarter of 2006 included the results of the Company and its subsidiaries, including the 31 provincial mobile companies and the newly acquired China Mobile Peoples Telephone Company Limited, while the financial data for the first quarter of 2005 and the operational data for the fourth quarter of 2005 included the results of the Company and its subsidiaries, including the 31 provincial mobile companies.

By fully leveraging the advantages of scale that result from the Group being the market leader in Mainland China’s mobile telecommunications industry, by adopting effective marketing strategies and plans and by comprehensively pursuing refined management techniques, the Group continued to achieve rapid growth in its financial results for the first quarter of 2006. The Group’s operating revenue reached RMB65.015 billion, representing an increase of 18.5 per cent. compared to the same period of last year. EBITDA reached RMB35.784 billion, representing an increase of 20.8 per cent. compared to the same period of last year. EBITDA margin was maintained at a high level of 55.0 per cent. Profit attributable to shareholders reached RMB14.355 billion, representing an increase of 27.6 per cent. compared to the same period of last year.

Benefiting from the rapid growth of China’s economy, enormous demand in the telecommunications market and rationalized competitive environment, together with the Group’s premium and efficient network and brand advantages, the Group achieved favorable growth in its results in the first quarter of 2006. Subscriber growth continued to maintain a rapid momentum and the average monthly net additional subscribers for the first quarter reached 4.21 million, and total subscribers reached 260.64 million as at 31 March 2006. Through proactive and effective sales and marketing of voice usage volume, total voice usage increased by 37.4% compared to the same period of the previous year. New businesses also continued its rapid growth and Short Message Service usage volume increased by 38.2% compared to the same period of the previous year. However, as the new subscribers are mainly low-end users, ARPU and average revenue per minute of usage in this quarter recorded a certain decrease. Nevertheless, the decline has been better controlled. The favorable development in new customers, voice usage volume and new businesses resulted in the sustainable and favorable growth in operating revenue in the first quarter. The Group will continue to increase its costs and resources in the areas of network optimization, sales and marketing channels development and personalized customer services in order to maintain the Group’s competitive advantages and the Group’s ability in maintaining a healthy and sustainable growth. Furthermore, the Group will continue to maintain stable EBITDA margin and margin of profit attributable to shareholders through refined cost control methods and by leveraging economies of scale.

The Group will further consolidate its market leading position in the mobile telecommunications market by innovatively developing new customers, new voice usage and new businesses. The Group will continue to develop its brand, enhance its sales capabilities, continually improve its basic services and strengthen its ability to innovate in terms of businesses, technologies, management and business model. The Group will pay particular attention in developing its corporate customer base and creating a new competitive advantage in terms of its network and support systems. The Group will strive to maintain its sound fundamentals and sustainable development, with a view to generating greater value for its shareholders. Within a competitive environment, the Group will continue to promote orderly and rational competition and strive to foster a healthy and favorable environment for further industry development. This will better serve the long-term interests of consumers, operating companies and investors.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Sir Julian Michael Horn-Smith as a non-executive director.

By Order of the Board

China Mobile (Hong Kong) Limited

Wang Jianzhou

Chairman and Chief Executive Officer

Hong Kong, 20 April 2006